Exhibit 1

MTS Announces Receipt of NASDAQ Notice of Failure to Comply with Continued Listing Requirement

RA'ANANA, Israel / River Edge, NJ, USA – May 8, 2018 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, announced today that on May 7, 2018 it received a NASDAQ Staff Determination letter indicating that the Company has failed to comply with the continued listing requirement that it maintain either a minimum of $2,500,000 in stockholders’ equity, or $35,000,000 market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year, or two of the three most recently completed fiscal years, as set forth in NASDAQ Marketplace Rule 5550(b)(1), and that the Staff is therefore reviewing the Company’s eligibility for continued listing on The NASDAQ Capital Market. In accordance with NASDAQ Marketplace Rule 5810(c)(2)(A), the Company has 45 calendar days, or until June 21, 2018, to submit a plan to regain compliance. If the plan is accepted, NASDAQ can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The Company is evaluating several options to regain compliance with the continued listing requirement.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides call accounting and TEM solutions and services and digital advertising solutions for online and mobile platforms.

MTS’s telecommunications business is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

MTS’s Vexigo (www.vexigo.com) subsidiary provides digital advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar

Interim CFO

Tel: +972-9-7777-522

Email: ofira.bar@mtsint.com